UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioLineRx Ltd.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

09071M 10 6
(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M 10 6

1.		Names of Reporting Persons.

PAN ATLANTIC BANK AND TRUST LIMITED

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☐ ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.		Citizenship or Place of Organization

Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 37,421,793

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 37,421,793

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 37,421,793

12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.		Percent of Class Represented by Amount in Row (11) 20.4

14.		Type of Reporting Person CO

CUSIP No. 09071M 10 6

1.		Names of Reporting Persons.

FCMI FINANCIAL CORPORATION

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☐ ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) AF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.		Citizenship or Place of Organization

Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 37,421,793

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 37,421,793

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 37,421,793

12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.		Percent of Class Represented by Amount in Row (11) 20.4%

14.		Type of Reporting Person CO

CUSIP No. 09071M 10 6

1.		Names of Reporting Persons.

ALBERT D. FRIEDBERG

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☐ ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) AF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.		Citizenship or Place of Organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 37,421,793

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 37,421,793

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 37,421,793

12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13.		Percent of Class Represented by Amount in Row (11) 20.4%

14.		Type of Reporting Person IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of BioLineRx Ltd., an Israeli corporation (the “Issuer”) and to American Depositary Shares (“ADS”) representing the Ordinary Shares, with 1 ADS representing 10 Ordinary Shares. According to the Issuer’s Registration Statement on Form 20-F, the ADSs are listed on the Nasdaq Capital Market of the Nasdaq Stock Exchange and registered under the Section 12 of the Act, and the Issuer’s Ordinary Shares are so listed and registered solely in connection with the listing and registration of ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

The principal executive office of the Issuer is located at P.O. Box 45158, 19 Hartum Street, Jerusalem 91450, Israel.

Item 2.	Identity and Background

This Schedule 13D is being filed by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), FCMI Financial Corporation (“FCMI”), and Albert D. Friedberg. FCMI, Pan Atlantic and Albert D. Friedberg are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

PAN ATLANTIC. Pan Atlantic is a Barbados company registered under the International Financial Services Act 2002 of Barbados and is a wholly-owned subsidiary of FCMI. Pan Atlantic’s registered and principal business office is located at “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados. The principal business of Pan Atlantic is treasury activity, merchant banking, securities trading, hedging and longer term investments in public and private securities and debt instruments.

FCMI. FCMI is an Ontario, Canada corporation having its registered and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI’s principal business is management of its own investment portfolio. FCMI owns 100% of the share capital of Pan Atlantic.

ALBERT D. FRIEDBERG. Albert D. Friedberg is an individual and a citizen of Canada. Mr. Friedberg’s principal occupation is President and Director of FCMI. FCMI is the Friedberg family investment holding vehicle having its principal place of business at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned by FCMI’s wholly-owned subsidiary, Pan Atlantic.

The sole officers and directors of FCMI are Mr. Friedberg and Mr. Henry Fenig. Mr. Fenig is a Canadian citizen. His principal occupation is Executive Vice President, Secretary and Director of FCMI, and his business address is c/o FCMI.

Information with respect to the directors and sole officer of Pan Atlantic is set forth in Schedule A to this Schedule 13D.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI or Pan Atlantic has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On the date of this Schedule 13D, the Filing Persons are the beneficial owners of a total of 37,421,793 Ordinary Shares of the Issuer, (including 7,000,000 Ordinary Shares underlying ADSs issuable upon the exercise of warrants), all of which are owned directly by Pan Atlantic. The aggregate purchase price for the Ordinary Shares purchased by Pan Atlantic prior to the registration of the Company’s ADSs under the Act was U.S. $14,291,687.75, of which $9,000,000 was initially advanced to the Issuer as a convertible loan that was subsequently converted into 6,716,418 Ordinary Shares) and $5,291,687.75 was the aggregate U.S. dollar equivalent for NIS-denominated purchases of 9,705,375 Ordinary Shares between January 2008 and January 2010. Such purchases were made on the Tel Aviv Stock Exchange (“TASE”), in transactions directly with the Issuer, and through the exercise of rights acquired from the Issuer and on the TASE. The funds to acquire such ordinary shares, including the funds advanced pursuant to the bridge loan, were obtained from Pan Atlantic’s working capital and from funds contributed by members of the joint venture described in Item 4.

The aggregate purchase price for the ADSs and warrants paid by Pan Atlantic in the private placement described in Item 4 below was $4,004,000. Pan Atlantic acquired such ADSs and warrants utilizing funds from its working capital.

Item 4.	Purpose of Transaction

Transactions Prior to Registration of the Issuer’s ADSs under the Act. Pan Atlantic and, through their direct or indirect ownership of Pan Atlantic, FCMI and Mr. Friedberg, became beneficial owners of the Issuer’s Ordinary Shares prior to July 21, 2011, the date on which the Issuer’s Ordinary Shares was listed on the Nasdaq Capital Market (“Nasdaq”). The Filing Persons acquired the Ordinary Shares beneficially owned by them on the date of this Schedule 13D for investment and in the ordinary course of business, and to provide the Issuer with funding for the development of its pharmaceutical products. In connection with its investments in the Issuer prior to the Issuer’s listing on Nasdaq, Pan Atlantic entered into the following agreements with the Issuer:

●
Bridge Loan Agreement. On January 10, 2007, the Issuer and Pan Atlantic entered into a convertible bridge loan agreement pursuant to which the Issuer received a $9.0 million convertible loan. Pursuant to the terms of the bridge loan agreement, the $9.0 million loan converted into 6,716,418 Ordinary Shares at a price per share of $1.34 immediately prior to the Issuer’s initial public offering on the TASE in February 2007. Upon conversion of the loan into Ordinary Shares, Pan Atlantic entered into a voting agreement with certain founders and significant shareholders of the Issuer who agreed to vote their shares to elect their respective designees to the Issuer’s Board of Directors. Pursuant to the voting agreement, Mr. Yakov Friedman, an employee of Friedberg Mercantile Group Ltd., an affiliate of the Filing Parties, was elected to the Issuer’s Board in February 2007. The voting agreement expired in 2009. Subsequent to that time, Mr. Friedman has been included as nominee in the management slate for the election of directors at the Issuer’s shareholder meetings and continues to serve as a director of the Issuer.

●
Early Development Program Agreement. Pan Atlantic and the Issuer are parties to an Early Development Program Agreement, also dated January 10, 2007, pursuant to which Pan Atlantic committed to provide the Issuer with up to $5.0 million of funding to be used by the Issuer to in-license and develop early development stage therapeutic drug candidates. At least 70% of the research projects performed under the Early Development Program must originate inside Israel. Pursuant to the Early Development Program Agreement the Issuer is entitled to request from Pan Atlantic twice a year up to $625,000 for an aggregate of up to approximately $1.25 million per year, unless otherwise agreed by Pan Atlantic, for its early development research projects, provided that the Issuer matches the program funds at a rate of $0.20 per every dollar invested by Pan Atlantic. Pan Atlantic is not obligated to transfer any funds under this program for any request made after April 1, 2011. Pan Atlantic does not have any rights to any products developed through the early development projects that it funds. In addition, pursuant to the Early Development Program Agreement, Pan Atlantic has the right to invest up to $5.0 million in the Issuer’s first public offering of securities outside of Israel.

The term of the Early Development Program Agreement continues through the earlier of (i) the completion of the disbursement of all of the funds provided in the agreement and the completion of all research programs funded thereby and (ii) the termination of the agreement by either party. $500,000 remains to be funded under the Early Development Program Agreement, subject to Pan Atlantic’s willingness to do so. Each party to the agreement may terminate the agreement due to the default of the other party with respect to a material term of the agreement, which default is not cured within 30 days of the defaulting party’s receipt of notice of default, the occurrence of specified bankruptcy events with respect to the other party to the agreement, or if the other party engages in a sale of all or substantially all of its assets as would cause that party to be unwilling to fulfill its obligations under the agreement.

●
Registration Rights Agreement. The Issuer, its founders, Pan Atlantic and certain other investors entered into a Registration Rights Agreement dated January 25, 2007, which provided for up to two demand registrations (but only if the aggregate market value of the shares to be registered in each such registration was at least $5.0 million at the time of the request), piggy-back registration rights (i.e., the right to request that the Issuer include the shareholders’ ordinary shares in any registration statement it filed after the date of the Registration Rights Agreement for the purposes of a public offering, subject to specified limitations) and shelf registration rights. The Issuer agreed to pay all expenses incurred in carrying out the above registrations. Each shareholder participating in such registration or sale would be responsible for its pro rata portion of the customary and standard discounts or commissions payable to any underwriter. The Registration Rights Agreement terminated on the fifth anniversary of the Issuer’s initial public offering on the TASE (February 8, 2012).

●
Joint Venture Agreement. In January 2007, Pan Atlantic, through a a subsidiary, entered into a Joint Venture Agreement with two investors to invest in the Ordinary Shares. On January 13, 2012, Pan Atlantic acquired the joint venture interest one of the members of the joint venture, comprising 5,612,391 Ordinary Shares, for a purchase price of US$0.35 per share. As presently in effect, Pan Atlantic holds 311,770 Ordinary Shares in the Joint Venture for the benefit of the sole other party to the Joint Venture Agreement. Pursuant to the joint venture agreement, Pan Atlantic Bank and Trust Limited manages the assets and investments of the joint venture and possesses exclusive dispositive power over such investments. Except for Pan Atlantic, no party to the joint venture has the right to receive or the power to direct the receipt of dividends from, or the proceed of sale of, Ordinary Shares representing more than 5% of the Ordinary Shares outstanding.

February 2012 Private Placement. On February 15, 2012, Pan Atlantic entered into a Purchase Agreement (the “Purchase Agreement”) with the Issuer for the purchase of 1,400,000 ADSs of the Issuer and 700,000 warrants (the “Warrants”) to purchase ADS, for a total purchase price of $4,004,000. The Purchase Agreement was entered into as part of a private placement of a total of 5,244,301 ADSs and warrants to purchase 2,622,157 warrants to purchase ADSs made by the Issuer to a group of institutional investors, included Pan Atlantic. The Issuer announced the closing of the private placement on February 2 7 , 2012, on which date the Issuer issued the ADSs and Warrants to Pan Atlantic. Pan Atlantic and the other investors in the private placement each entered into identical, or substantially identical purchase agreements.

●
Purchase Agreement. The Purchase Agreement contains, among other provisions, certain representations and warranties by the parties customarily included in agreements of this type, including, representations and warranties by Pan Atlantic with respect to its status as an “accredited investor” within the meaning of Rule 501(d) of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”), made in connection with the Issuer’s offer and sale of the Ordinary Shares and Warrants to Pan Atlantic without registration under the 1933 Act of 1933. Pan Atlantic also represented and agreed that from the time it was first contacted by the Issuer’s placement agent regarding the private offering, it had not effected, and until announcement of the transaction it would not effect, any short sale of the Issuer’s ADSs or Ordinary Shares or granted any put or call rights with respect to the ADSs or Ordinary Shares. The Issuer made certain representations and warranties with respect to, among other matters, authorization of the issuance of the Ordinary Shares and Warrants in the private placement, its business and financial condition, absence of material adverse changes subsequent to its most recent financial statements delivered to the investors in the private placement, the absence of any untrue statements or omissions of material facts in the disclosure documents delivered to the investors, the Issuer’s compliance with the listing requirements of the Nasdaq Capital Market, the presentation of the Issuer’s financial statements in conformity with International Financial Reporting Standards, and certain other matters.

●
Warrants. The Warrants are exercisable for a period of five years from their issue date at an initial exercise price of $3.57 per ADS. The number of ADSs issuable upon exercise of the Warrants and the exercise price are subject to adjustment for certain transactions by the Issuer, including a subdivision or combination of the Ordinary Shares or ADSs, distributions to holders of the Ordinary Shares or ADSs, rights distributions, consolidations, mergers, sales or other dispositions of all or substantially all the properties or assets of the Issuer, reorganizations, recapitalizations reclassifications of the Ordinary Shares, and certain acquisitions of more than 50% of the Issuer’s outstanding Ordinary Shares (other than Ordinary Shares held by such acquiring person).

●
Registration Rights. In the Purchase Agreement, the Issuer also agreed to prepare and file with the Securities and Exchange Commission (the “Commission”), as soon as practicable but not more than ten (10) days following the Closing Date under the Purchase Agreement, a registration statement on Form F-1 under the 1933 Act to register the Ordinary Shares represented by the ADSs purchased in the private placement, the Warrants, and the Ordinary Shares represented by the ADSs issuable upon exercise of the Warrants (together, the “Registrable Securities”) for resale by Pan Atlantic and the other investors from time to time on Nasdaq or the facilities of any other securities exchange on which the Registrable Securities are then traded, or in privately negotiated transactions. The Purchase Agreement also provides for the withdrawal of such registration statement, and the filing of one or more additional registration statements, in the event that Rule 415 under the 1933 Act does not allow registration of all of the Registrable Securities in the initial registration statement. The Issuer must use its reasonable commercial efforts to cause the Commission to declare each such registration statement effective within forty (40) days of filing if the registration statement is not subject to review by the Commission or seventy (70) days of filing if the registration is subject to such review, and has agreed to pay liquidated damages to Pan Atlantic and the other investors if a registration statement is not declared effective by the applicable deadline. The Issuer also agreed to indemnify Pan Atlantic against certain losses and liabilities arising out of material misstatements in or omissions from the Registration Statement, any inaccuracy in the representations and warranties of the Company in the Purchase Agreement, and any failure of the Issuer to perform its obligations under the Purchase Agreement or under law. Pan Atlantic agreed to indemnify the Issuer against certain losses and liabilities arising out of material misstatements in or omissions from the registration statement to the extent, but only to the extent, made in reliance on written information furnished by Pan Atlantic to the Issuer for inclusion in the registration statement. Pan Atlantic has agreed with the Issuer that Pan Atlantic will not effect any disposition of its Registrable Securities, or its right to purchase Registrable Securities, that would constitute a sale within the meaning of the 1933 Act or any applicable state securities laws, except as contemplated by the Registration Statement or as otherwise permitted by law.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, their investment in the securities of the Issuer, the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Consistent with such objectives, Mr. Friedman became a director of the Issuer in February 2007 and has continued to serve as a director of the Issuer since that date. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, the results of the Issuer's drug development activities, actions taken by the Issuer’s Board of Directors, the market price of the ADSs and/or the Ordinary Shares, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional ADSs and/or Ordinary Shares through exercise of the Warrants or otherwise, dispose of some or all of their ADSs and/or their Ordinary Shares or cause affiliates to acquire, hold or dispose ADSs and/or Ordinary Shares.

Except as described herein, the Filing Persons do not have (and, prior to the filing of this Schedule 13D, did not have) any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The descriptions of the Early Development Program Agreement, the Joint Venture Agreement, the Purchase Agreement, and the Warrants in this Item 4 are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D and which are incorporated herein by reference or filed herewith. The descriptions of the Bridge Loan Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of these agreements, which have been filed by the Issuer with the Commission as exhibits to its Registration Statement on Form 20-F filed July 1, 2011.

Item 5.	Interest in Securities of the Issuer

On the date of this Schedule 13D, Pan Atlantic is the beneficial owner of 37,421,793 Ordinary Shares, constituting approximately 20.44% of the Issuer’s Ordinary Shares. Such percentage beneficial ownership has been calculated based upon (i) 123,603,141 outstanding Ordinary Shares (as shown in the Issuer’s Proxy Statement dated October 13, 2011 furnished to the Commission under cover of a Form 6-K furnished on October 13, 2011), plus (ii) 52,443,010 Ordinary Shares evidenced by 5,244,301 ADSs issued to Pan Atlantic and other investors in the private placement described in Item 4, plus (iii) 7,000,000 Ordinary Shares underlying the Warrants to purchase 700,000 ADSs, which are deemed to be outstanding for purposes of this calculation pursuant to Commission Rule 13d-3(d)(1)(i) under the Act. Of such 37,421,793 Ordinary Shares:

●	16,421,793 Ordinary Shares are issued and outstanding and owned by Pan Atlantic (including 311,770 Ordinary Shares held for the benefit of the other member of the joint venture described in Item 4;

●	14,000,000 Ordinary Shares are issued and outstanding and evidenced by 1,400,000 ADSs held by Pan Atlantic; and

●	7,000,000 are issuable upon issuance of 700,000 ADSs issuable upon exercise of the Warrants held by Pan Atlantic.

Pan Atlantic is a wholly owned subsidiary of FCMI. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned by FCMI’s wholly-owned subsidiary, Pan Atlantic. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or Pan Atlantic beneficially own any Ordinary Shares or ADSs.

Except for Pan Atlantic’s purchase of 1,400,000 ADSs and 700,000 Warrants and its acquistion of the joint venture interest, as described in Item 4, none of the Filing Persons and none of the officers or directors of FCMI or of Pan Atlantic has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For descriptions of the Bridge Loan Agreement, the Early Development Program Agreement, the Registration Rights Agreement, the Joint Venture Agreement, the Purchase Agreement and the Warrants see Item 4 above. Subject to the last paragraph of Item 4, such descriptions are incorporated herein by reference in their entirety in response to this Item 6. Copies of the Early Development Program Agreement, the Joint Venture Agreement, the Purchase Agreement and the Warrants have been filed or incorporated by reference as exhibits to this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D:

Exhibit	Agreement

99.1
Early Development Program Agreement dated January 10, 2007 between Pan Atlantic Bank and Trust Limited and BioLineRx Ltd. (Incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F of BioLineRx Ltd. filed July 1, 2011).

99.2
Joint Venture Agreement dated as of January 9, 2007 among Pan Atlantic Investments Limited, Rozel Investments Limited and Champagne Investment Holdings Ltd. as amended by a First Amendment to the Joint Venture Agreement dated November 2009 among Pan Atlantic Investments Limited, San Juan Holdings Group Limited and Champagne Investments Limited, and as further amended by an Assignment and Assumption of Joint Venture Agreement dated January 13, 2012 between Pan Atlantic Bank and Trust Limited and San Juan Holdings Group Limited (filed herewith).

99.3
Form of Purchase Agreement dated February 15, 2012 between Pan Atlantic Bank and Trust Limited and BioLineRx Ltd. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K furnished by BioLineRx Ltd. to the Commission on February 16, 2012).1

99.4	Form of Warrant to Purchase American Depositary Shares (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K furnished by BioLineRx Ltd. to the Commission on February 16, 2012).1
99.5	Joint Filing Agreement (filed herewith).

1 The Filing Persons understand that all investors in the private placement executed Purchase Agreements and received Warrants to Purchase American Depositary Shares in the respective forms furnished to the Commission by the Issuer with its Form 6-K, and that such Purchase Agreements and Warrants were identical, but for the identity of the investors and the number of ADSs and Warrants acquired.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2 7 , 2012

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name: Robert Bourque
Title: Managing Director

FCMI FINANCIAL CORPORATION

By:	/s/ Henry Fenig
Name: Henry Fenig
Title: Executive Vice President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

1

SCHEDULE A

The members of the board of directors of Pan Atlantic Bank and Trust Limited, their present principal occupations or employment (including the name, principal business and address of any such employer), and their residential addresses, are set forth below. Except as set forth below, the business address of all members of the board of directors is “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados. Messrs. Newsam, Weatherhead and Prescod are citizens of Barbados. Mr. Begg is a citizen of Bermuda and Canada; Mr. Bourque is a citizen of Canada.

Name	Principal Occupation or Employment

Curtis Begg	Managing Director, Barrington Investments Limited Garden Cottage 15 Queen Street Hamilton, HM 11 Bermuda

Douglas A. Newsam	Retired, Former Banker

Peter A. Weatherhead	Retired, Former Banker

Gale B. Prescod	Attorney-at-Law, Thompson & Associates Dewsbury House, Aquatic Gap Bay Street, St. Michael Barbados

Robert J. Bourque	Managing Director, Pan Atlantic Bank and Trust Limited

The only corporate officer of Pan Atlantic Bank and Trust Limited is the corporate secretary. The name and business address of the corporate secretary is The Corporate Secretary Limited, White Park House, White Park Road, St. Michael, Barbados BB11135. The corporate secretary functions solely in an administrative capacity.

1